[redacted]

14045953

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2014
WASH., D.C.
191

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GCA Savvian Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 California Street
(No. and Street)

San Francisco, California 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel H. Veatch (415) 318-3626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OUM & Co. LLP
(Name – *if individual, state last, first, middle name*)

465 California Street, Suite 700, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mm

3/20/14

OATH OR AFFIRMATION

I, Daniel H. Veatch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GCA Savvian Advisors, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

—

—

Signature

Chief Financial Officer

Title

Notary Public

DOROTHY FRANTIN
Commission # 1929417
Notary Public - California
San Francisco County
My Comm. Expires Mar 27, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GCA SAVVIAN ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
WITH
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2013

GCA SAVVIAN ADVISORS, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2013

TABLE OF CONTENTS

Page

OUM &CO. LLP

465 California Street
Suite 700
San Francisco, CA 94104

Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Managing Member of
GCA Savvian Advisors, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of GCA Savvian Advisors, LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GCA Savvian Advisors, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Supplemental Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Supplemental Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Supplemental Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

OUM & Co. LLP

San Francisco, California
February 18, 2014

GCA SAVVIAN ADVISORS, LLC

Statement of Financial Condition

December 31, 2013

Assets

Cash and cash equivalents	$	22,374,073
Accounts receivable, net of allowance of $987,543		781,251
Due from affiliates		450,705
Deferred tax asset		711,843
Prepaid expenses		315,134
Other receivables		183,632
Total assets	$	24,816,638

Liabilities and Member's Equity

Accounts payable	$	230,968
Accrued compensation		5,788,343
Due to affiliates		1,312,067
Deferred revenue		225,000
Deferred rent		734,642
Other accrued liabilities		682,062
Total liabilities		8,973,082
Commitments and contingencies (Note 6)		
Member's equity		15,843,556
Total Liabilities and member's equity	$	24,816,638

See accompanying notes to the financial statements.

GCA SAVVIAN ADVISORS, LLC

Statement of Income

Year ended December 31, 2013

Revenues:		
Investment banking and transactional fees	$	41,006,039
Expenses:		
Compensation and benefits		15,865,388
Professional services		1,436,213
Office and equipment leases		2,936,833
Marketing and business development		965,849
Allocations of revenue to affiliate on cross-border transactions		1,137,500
Other general and administrative		5,985,625
		28,327,408
Operating income		12,678,631
Loss on exchange rates		(634,245)
Other expenses		(40)
Interest income		11,610
Other income (loss), net		(622,675)
Income before income taxes		12,055,956
Income taxes		5,072,887
Net income	$	6,983,069

See accompanying notes to the financial statements.

GCA SAVVIAN ADVISORS, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2013

Member's equity at beginning of year	$	15,659,331
Net distributions to member		(6,798,844)
Net income		6,983,069
Member's equity at end of year	$	15,843,556

See accompanying notes to the financial statements.

GCA SAVVIAN ADVISORS, LLC

Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:		
Net income	$	6,983,069
Adjustments to reconcile net income to net cash provided by operating activities:		
Allowance for doubtful accounts receivable		435,000
Deferred rent		(196,216)
Deferred tax assets		41,423
Changes in operating assets and liabilities:		
Accounts receivable and other receivables		2,276,490
Due to affiliates, net		7,053,462
Prepaid expenses		(157,976)
Accounts payable		(110,576)
Accrued compensation		(570,829)
Deferred revenue		(79,167)
Other accrued liabilities		(129,043)
Cash provided by operating activities		15,545,637
Cash flows from financing activities:		
Net distributions to member		(6,798,844)
Cash used in financing activities		(6,798,844)
Net increase in cash and cash equivalents		8,746,793
Cash and cash equivalents at beginning of year		13,627,280
Cash and cash equivalents at end of year	$	22,374,073
Cash paid to GCA Savvian, Inc. during the year for:		
Income taxes	$	1,540,000

See accompanying notes to the financial statements.

(1) Organization and Operations

GCA Savvian Advisors, LLC (the Company), a Delaware limited liability company, is a wholly owned subsidiary of GCA Savvian, Inc., a Delaware corporation. GCA Savvian, Inc. is a wholly owned subsidiary of GCA Savvian Corporation (GCAS Corp.), a Japanese company listed on the Tokyo Stock Exchange.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority. The Company is engaged in the business of providing investment banking services to businesses on specific matters, mainly providing advisory services in mergers and acquisitions and other complex transactions. Other than the cross-border transactions described in Note 5, all of the Company's revenues are derived in the United States of America.

(2) Summary of Significant Accounting Policies

(a) *Use of Estimates and Assumptions*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the determination of the fair value of warrants received as compensation for services provided; the collectability of accounts receivable; the average period of customer arrangements over which non-refundable initial or one-time fees are recognized as revenue; the allocation of revenue between the Company and GCAS Corp.; and the allocation of compensation and benefits incurred by GCA Savvian, LLC, a subsidiary of GCA Savvian, Inc. on behalf of the Company.

(b) *Basis of Accounting*

The Company prepares its financial statements in conformity with U.S. GAAP.

(c) ***Revenue Recognition***

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. Monthly Retainer Fees are recognized monthly as services are provided. Transactional Fees are recognized as revenue when the related transaction is completed and fees are earned.

Initial or one-time retainer fees received at the start of an engagement are deferred upon receipt and recognized as revenue over the estimated period the services are expected to be provided, based on historical experience.

The Company recognizes direct reimbursements of client related expenses associated with investment banking services as a reduction in general and administrative expenses. Net direct expenses related to client reimbursable expenses of $631,594 are included in the other general and administrative expense category on the accompanying statement of income.

For the year ended December 31, 2013, 16%, or $6,445,847, of the revenue was from one client.

(d) ***Cash and Cash Equivalents***

Cash and cash equivalents include cash balances and investments that are readily convertible to cash with maturities of three months or less at the date of purchase.

The Company places its cash with a well established financial institution and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. As of December 31, 2013, $22,116,918 of cash held at First Republic Bank was in excess of the FDIC limit of $250,000.

The Company follows the guidance in ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). The Company's fair value measurements utilize quoted prices in active markets for all cash equivalents and, therefore, are valued at "Level 1" in the fair value hierarchy, as defined by ASC 820.

(e) ***Accounts Receivable and Allowance for Doubtful Accounts***

Accounts receivable are recorded at the invoiced amount, do not bear interest, and are recorded net of an allowance for doubtful accounts. As of December 31, 2013, the Company has recorded an allowance for doubtful accounts of $987,543. Allowances for doubtful accounts are generally based on specifically identifying accounts that are past due that are deemed by management to not likely be collectible.

(f) ***Fair Value of Financial Instruments***

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, accounts payable, accrued compensation and other accrued liabilities approximate the fair value of these financial instruments due to the short-term nature of the instruments.

(g) ***Income Taxes***

The Company is a single member LLC, which is treated as a disregarded entity for federal, state, and local income tax purposes. The Company's results of operations are included in the consolidated tax return of GCA Savvian, Inc. As the Company's results of operations provide the funding source for payment of GCA Savvian Inc.'s income taxes, the Company accounts for income taxes in its standalone financial statements, which will differ from the income taxes recognized by GCA Savvian, Inc. See Note (4) below.

The Company adopted the provisions of FASB ASC 740, *Income Taxes,* as it relates to accounting for uncertain income taxes. FASB ASC 740 clarifies the accounting and disclosure for uncertain tax positions. The Company analyzed its tax filing positions in all of the federal, state and foreign tax jurisdictions in which it is required to file income tax returns, as well as for all open tax years in these jurisdictions. As such, no liabilities for uncertain income tax positions were recorded upon adoption or as of December 31, 2013.

(h) ***Advertising and Promotion Costs***

The Company expenses advertising and promotion costs as incurred. Advertising and promotion costs were $51,200 for the year ended December 31, 2013, and are included in marketing and business development expenses in the accompanying financial statements.

(3) Employee Benefit Plans

The Company has a 401(k) defined contribution plan for eligible employees. Under the plan, the Company may make discretionary profit sharing contributions to the plan. During 2013, the Company did not make any profit-sharing contributions to the plan.

(4) Income Taxes

The provision for income taxes for the year ended December 31, 2013 is as follows:

	Current	Deferred	Total
Federal	$ 3,901,038	$ 60,506	$ 3,961,544
State	1,130,426	(19,083)	1,111,343
	$ 5,031,464	$ 41,423	$ 5,072,887

The provision for income taxes differs from the amount computed by applying the statutory federal rate primarily due to state and local taxes and non-deductible expenses.

The tax effects of temporary differences that give rise to the deferred tax assets as of December 31, 2013 are the California income taxes, accrued compensation, deferred rent and accrued vacation.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and available tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and available tax-planning strategies, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. As of December 31, 2013, management has not recorded any valuation allowance on existing deferred tax assets.

(5) Related Party Transactions

The Company reimburses GCA Savvian, LLC for certain expenses paid on behalf of the Company in accordance with the terms of an Expense Reimbursement Agreement. Specifically, the Company recognized $246,123 of other general and administrative expenses, $2,869,577 of office and equipment lease expenses, and $770,953 of compensation and benefits expenses in 2013 for costs incurred by GCA Savvian, LLC on behalf of the Company.

In addition, the Company recognizes certain other expenses that are incurred by GCA Savvian, LLC and GCA Savvian, Inc. on behalf of the Company in its financial statements. Specifically, the Company has recognized $5,072,087 of income tax expense, which represents an estimate of its portion of the income tax expense

incurred by its parent company, GCA Savvian, Inc. (see Note 2(g) above). The Company has employees that perform services for its sister company, GCA Savvian, LLC and vice versa. In 2013 the Company paid a net amount of $79,508 for compensation and benefits on behalf of GCA Savvian, LLC. The Company made cash distributions to GCA Savvian, Inc. to fund compensation and benefits, incurred by GCA Savvian, LLC and income taxes incurred by GCA Savvian Inc.

In addition, the Company and GCAS Corp. have an agreement to reimburse certain expenses and fees paid on the other's behalf. The Company recognized $280,813 of reimbursements from GCAS Corp. in 2013 in other general and administrative expenses. The Company and GCAS Corp. allocate revenue earned on cross-border transactions in accordance with its existing transfer pricing methodology. During 2013, the Company recognized $440,348 of revenue from cross-border transactions initiated by GCAS Corp. (included in investment banking and transaction fees on the accompanying statement of income), and allocated $1,137,500 of revenue to GCAS Corp. for cross-border transactions initiated by the Company (included in expenses on the accompanying statement of income).

As of December 31, 2013, the Company had receivables from GCAS Corp. of $280,813, and from GCA Savvian Europe Limited, a subsidiary of GCAS Corp., of $169,892. The Company had outstanding payables at December 31, 2013 of $547,799 to GCA Savvian, LLC, a subsidiary of GCA Savvian, Inc. and $764,268 to GCAS Corp.

(6) Commitments and Contingencies

(a) *Leases*

GCA Savvian, LLC has entered into various lease agreements for office facilities and equipment and furniture used by the Company. The lease agreements expire on various dates through 2017. The Company incurred $2,240,370 of office facility lease expense and $696,463 of equipment and furniture lease expense during 2013 consisting primarily of reimbursements to GCA Savvian, LLC under the Expense Reimbursement Agreement.

The office facility leases for the San Francisco, CA and New York, NY, offices provide for escalating rent payments or free rent periods during the lease term. The Company recognizes rental expense on a straight-line basis over the lease term and records as deferred rent the difference between the amount charged to expense and the rent payment amount.

In August 2013 the Menlo Park, CA office lease agreement was terminated.

Future minimum payments under lease obligations for office facilities for years ending after December 31, 2013 are as follows:

Year ending December 31,	Office facilities
2014	$ 1,878,230
2015	1,979,365
2016	1,128,900
2017	530,259
	$ 5,516,754

(b) ***Legal Matters***

The Company is not aware of any material pending or threatened litigation as of December 31, 2013.

(c) ***Net Capital Requirements***

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1, of $13,400,991, which was $12,802,786 in excess of its net capital requirement of $598,205. The Company's ratio of aggregate indebtedness to net capital was 0.67 to 1 as of December 31, 2013.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(i) of the Act relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

(7) Subsequent Events

The Company has evaluated subsequent events through February 18, 2014, the date the accompanying financial statements were available to be issued, and has determined there are no matters requiring disclosure.

SUPPLEMENTAL INFORMATION

Supplemental Schedule I

GCA SAVVIAN ADVISORS, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission Act of 1934

December 31, 2013

Net capital:		
Total member's equity	$	15,843,556
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable and other receivables		(964,883)
Due from GCAS Corp.		(450,705)
Deferred tax asset		(711,843)
Prepaid expenses		(315,134)
Total deductions and/or charges		(2,442,565)
Net capital	$	13,400,991
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable	$	230,968
Accrued compensation		5,788,343
Due to GCA Savvian, LLC		547,799
Due to GCAS Corp.		764,268
Deferred revenue		225,000
Deferred rent		734,642
Other accrued liabilities		682,062
Total aggregate indebtedness	$	8,973,082
Computation of basic net capital requirement:		
Net capital	$	13,400,991
Minimum net capital required (6 ⅔% of aggregate indebtedness or $100,000, whichever is greater)		598,205
Excess net capital	$	12,802,786
Ratio: Aggregate indebtedness to net capital		0.67 to 1
Reconciliation with Company's computation (included in FOCUS report Part II (unaudited) of Form X-17-A-5 as of December 31, 2013):		
Net capital, as reported in Company's FOCUS report Part II (unaudited) of Form X-17-A-5	$	12,802,785
Rounding differences		1
Net capital per above	$	12,802,786

See accompanying independent auditor's report.

Supplemental Schedule II

GCA Savvian Advisors, LLC
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2013

The Company did not handle any customer cash or securities during the year ended December 31, 2013 and does not have any customer accounts.

Supplemental Schedule III

GCA Savvian Advisors, LLC
Information Relating to Possession or Control Requirements Under to Rule 15c3-3
December 31, 2013

The Company did not handle any customer cash or securities during the year ended December 31, 2013 and does not have any customer accounts.

OUM &CO. LLP

465 California Street
Suite 700
San Francisco, CA 94104

Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To Managing Member of
GCA Savvian Advisors, LLC

In planning and performing our audit of the financial statements of GCA Savvian Advisors, LLC (the Company) as of and for the year ended December 31, 2013 , in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Executive Committee, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

OUM & Co. LLP

San Francisco, California
February 18, 2014

GCA SAVVIAN ADVISORS, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS
DECEMBER 31, 2013

(WITH INDEPENDENT AUDITOR'S REPORT ON
APPLYING AGREED-UPON PROCEDURES)

OUM &CO. LLP

465 California Street
Suite 700
San Francisco, CA 94104

Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Managing Member of
GCA Savvian Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by GCA Savvian Advisors, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's bank statement and general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including general ledger system reports, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including general ledger system reports, supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

OUM & Co. LLP

San Francisco, California
February 18, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066065 FINRA DEC
GCA SAVVIAN ADVISORS LLC 19*20
150 CALIFORNIA ST 23RD FL
SAN FRANCISCO CA 94111-4500

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 102,544

B. Less payment made with SIPC-6 filed (**exclude interest**) (23,294)

______________ Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) -

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 79,250

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 79,250

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GCA Savvian Advisors, LLC
(Name of Corporation, Partnership or other organization)

Daniel H. Vlator
(Authorized Signature)

CFO
(Title)

Dated the 28TH day of JANUARY, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 41,017,649
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 41,017,649
2e. General Assessment @ .0025	$ 102,544
	(to page 1, line 2.A.)

OUM & CO. LLP

Accountants & Business Advisors